TransAlta to build highly efficient power station in Western Australia

Calgary, AB (July 28, 2014) – TransAlta Corporation (TSX: TA; NYSE: TAC) has agreed to build, own and operate a 150 MW combined cycle gas power station in South Hedland, Western Australia to supply power to Horizon Power, a state owned utility, and to The Pilbara Infrastructure Pty Ltd, a wholly owned subsidiary of Fortescue Metals Group (“Fortescue”).

The project is estimated to cost approximately AUD $570 million which includes the cost of acquiring existing equipment from Horizon Power. The project will be built on an existing site at Boodarie Industrial Estate and will be one of the most efficient power stations in the region.

“We set out to grow our business in Australia three years ago. By focusing on serving large industrial customers, we’ve now been able to invest close to a billion dollars in Australia in assets with stable long-term contracts,” said Dawn Farrell, TransAlta’s President and Chief Executive officer. “This latest investment will have a power plant ready to serve a new customer, Horizon Power, and an existing customer, Fortescue in the Pilbara region of Western Australia by 2017.”

The development has been fully contracted under 25-year power purchase agreements (PPAs) with Horizon Power and Fortescue, and may be expanded to accommodate additional customers at later dates. The station will supply Horizon Power’s customers in the Pilbara region as well as Fortescue’s port operations. The combined cycle gas power station is expected to be commissioned in 2017, creating approximately 250 jobs during construction and 20 jobs when in full operation.

“We are very pleased to have Horizon Power and Fortescue Metals Group as anchor customers,” said Dawn Farrell, adding that she plans to speak in more detail about the South Hedland project during TransAlta’s second quarter results conference call on July 30.

TransAlta has been operating in Western Australia since 1996. With six facilities totaling 425 MW of generating capacity and a natural gas pipeline in development, TransAlta has proven its ability to provide cost-effective reliable power to remote operations in the region. By 2017, the business in Western Australia will grow to 16 per cent of TransAlta’s EBITDA.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Forward-Looking Statements:

This news release contains forward looking statements relating to the development of the South Hedland power station by TransAlta, including statements regarding the size and efficiency of the power station, the construction cost for the power station, the timing for the construction and completion of the power station, the contracting of generation from the power station, the potential expansion of the power station, the size of TransAlta’s business in Western Australia as well as the number of people that will be engaged both during the construction and the operation of the facility. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual plans, actions and results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, but are not limited to, delays in the construction of the power station, difficulties in securing necessary regulatory approvals, regulatory developments and changes in general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor inquiries:	North American Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
ta_media_relations@transalta.com

Australian Media inquiries:
Aron Willis
Country Manager, Australia
Phone: +618 9322 2101